Exhibit 99.2

MY Announces Resignation of a Board Member

ZHONGSHAN, China, August 31, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), today announced Mr. Leo Austin resigned as a member of the board of directors of the Company for personal reasons effective from August 18, 2015. Mr. Austin simultaneously resigned from the audit committee, corporate governance and nominating committee and compensation committee of the board of directors of the Company. Immediately after the departure of Mr. Austin, Ming Yang would have seven directors. The audit committee would consist of Mr. Stephen Markscheid, Mr. Longgen Zhang and Mr. Dabing Zhou, all of whom are independent directors. The corporate governance and nominating committee would consist of Mr. Chuanwei Zhang, Mr. Longgen Zhang and Mr. Jianren Wen. Mr. Zhongmin Shen would replace Mr. Austin on the compensation committee and serve on the committee together with Mr. Jinfa Wang and Mr. Dabing Zhou.

“We would like to thank Mr. Leo Austin for his considerable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “On behalf of the board of directors, I would like to express our sincere gratitude to Mr. Austin and wish him all the best in his future pursuits and endeavors.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 3 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1-646-454-8640

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited